EXHIBIT 99.1

Rubico Announces Closing of the Acquisition of Additional Newbuilding MR Tanker

ATHENS, Greece, Oct. 06, 2026 (GLOBE NEWSWIRE) -- Rubico Inc. (Nasdaq: RUBI) (the “Company” or “Rubico”), a global provider of shipping transportation services specializing in the ownership of vessels, announced today the closing of the previously announced share purchase agreement dated July 27, 2026 with Top Ships Inc., a related party, pursuant to which the Company acquired the shares of a company (the “SPV”) that is party to a shipbuilding contract with Guangzhou Shipyard International Company Limited for the construction of a 47,499 dwt chemical/product oil carrier (the “Newbuilding MR Tanker”). The Newbuilding MR Tanker is scheduled for delivery in the second quarter of 2029. The SPV has secured time charter employment for the vessel with a major oil trader, starting from its delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years.

Kalliopi Ornithopoulou, the Company’s President, Chairwoman & Chief Executive Officer, stated:

“Following this closing of our third modern newbuilding MR tanker, our total potential gross revenue backlog, including available charterer extension optional years, from our three newbuilding MR tankers, is approximately $226.3 million. Including contracted time charters for our operating fleet and assuming the exercise of all available charter extension options, our total potential gross revenue backlog amounts to approximately $374.6 million, providing significant revenue visibility for future periods. This strategy of acquiring modern newbuilding tankers, with 85% of their shipbuilding installments financed, supports our fleet growth objectives while increasing contracted revenue visibility over the long term.

In addition, we have completed our previously announced stock dividend of 0.50 common shares for each common share outstanding, with our shares trading ex-dividend as of today. We believe these initiatives further enhance Rubico’s position as the owner of a modern, fuel-efficient tanker fleet.”

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers. Furthermore, the Company owns three 47,499 dwt MR tanker newbuildings scheduled for delivery in the second, third and fourth quarters of 2029 and a 60-meter newbuilding megayacht scheduled for delivery in the second quarter of 2027, which the Company intends to divest.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.

Please visit the Company’s website at: https://rubicoinc.com/

For further information please contact:

Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the construction, delivery, employment and financing of the Company’s newbuilding vessels, including the financing of 85% of their shipbuilding installments, potential gross revenue backlog, the declaration of optional periods under the related time charters and the potential divestiture of the Company’s newbuilding megayacht.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.